SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
Amendment No. 2 to
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GeneLink, Inc.
(Name of Subject Company (issuer) and Filing Person (offeror))
Warrants to Purchase Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Underlying Securities)
Monte E. Taylor, Jr.
President and Chief Executive Officer
GeneLink, Inc.
317 Wekiva Spring Road, #200
Longwood, FL 32779
(800) 558-4363
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$1,500,860	$58.98

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that warrants to purchase an aggregate of 17,221,031 shares of common stock of GeneLink, Inc. will be exercised pursuant to this offer, 7,346,571 warrants at an exercise price of $0.05 per share, 4,872,704 warrants at an exercise price of $0.06 per share, 2,755,500 warrants at an exercise price of $0.08 per share, and 2,246,250 warrants at an exercise price of $0.09 per share. The aggregate value of such warrants was calculated based on the last reported sale price of the common stock underlying the warrants as of May 9, 2008 ($0.15 per share), less the applicable exercise price per warrant.

(2)	The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$58.98

Form or Registration Number:	SC TO-I/005-80284

Filing Party:	GeneLink, Inc.

Date Filed:	May 14, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
     This Amendment No. 2 is the final amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by GeneLink, Inc., a Pennsylvania corporation (the “Company”), with the United States Securities and Exchange Commission on May 14, 2008, with respect to the right of each holder of the Company’s outstanding warrants (the “Existing Warrants”) to purchase shares of the Company’s Company Stock at revised exercise prices during the term of the Offer to Exercise. This Amendment No. 2 corrects the final results reported in Amendment No. 1.
     This Amendment No. 2 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.
     This Schedule TO, as amended and supplemented by this Amendment No. 2, is intended to satisfy the filing and disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

Item 4.	TERMS OF THE TRANSACTION.
     Item 4 of the Schedule TO is amended and supplemented by adding the following language:
     10,574,951 Existing Warrants were validly tendered for exercise and were not withdrawn. The Company accepted all such tendered Existing Warrants, realizing an aggregate exercise price of $706,989.59. The Company has issued 10,574,951 shares of Common Stock of the Company to the holders of Existing Warrants who validly tendered their Existing Warrants in the Offering.

Item 12.	Exhibits.
(a)(1)(A) Offer to Exercise dated May 14, 2008 *
(a)(1)(B) Form of Election *
(a)(1)(C) Withdrawal Form *
(a)(1)(D) Instructions *
(a)(1)(E) Cover Letter to Holders of the Existing Warrants *

*	Previously Filed
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GeneLink, Inc.
By:	/s/ Monte E. Taylor, Jr.
	Name:	Monte E. Taylor, Jr.
	Title:	Chief Executive Officer

Date: June 24, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exercise dated May 14, 2008 *

(a)(1)(B)	Form of Election *

(a)(1)(C)	Withdrawal Form *

(a)(1)(D)	Instructions *

(a)(1)(E)	Cover Letter to Holders of the Existing Warrants *

*	Previously Filed

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